UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of September 23, 2020

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant’s name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..☒.. Form 40-F.☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

On September 23, 2020, Centogene N.V. (the “Company”) issued a press release reporting its financial results for the First Half 2020. A copy of the press release is attached hereto as Exhibit 99.1.

Attached hereto as Exhibit 99.2 and 99.3 are the unaudited interim condensed consolidated financial statements of the Company as of December 31, 2019 and June 30, 2020 and for the three and six months ended June 30, 2019 and 2020 and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2019 and 2020, respectively.

All exhibits attached hereto are incorporated by reference herein.

Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-234551) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the U.S. Securities Act of 1933, as amended, or the Exchange Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTOGENE N.V.

Date: September 23, 2020

	By:	/s/ Richard Stoffelen
		Name:	Richard Stoffelen
		Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated September 23, 2020
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of December 31, 2019 and June 30, 2020 and for the Three and Six Months ended June 30, 2019 and 2020
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2019 and 2020